DISTANCE VOTING BALLOT

SPECIAL MEETING OF PREFERRED SHAREHOLDERS - CIA PARANAENSE DE ENERGIA - COPEL of November 17, 2025

Shareholder’s Name
Shareholder CNPJ or CPF
Email:mail

Instructions on how to cast your vote

Should the shareholders opt to exercise their voting rights at a distance, it is mandatory that they fill in this Ballot Paper with their full name (or company name in case of a corporate entity) and their Brazilian individual taxpayer card (CPF) or corporate taxpayer card (CNPJ) number.

In order for theVoting Ballot to be considered valid, it is essential that:

(i)     all of its fields are duly filled out;

(ii)     all of its pages are initialed; and

(iii)     at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a certified copy of the following documents:

(a)     for natural person shareholders:

•     identity document with photo of the shareholder and/or his representative, as case may be;

(b)     for legal entity shareholders:

•     last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and

•     identity document with a photo of the legal representative;

(c)     for investment funds:

•     last consolidated regulation of the fund;

•     bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund;

•     corporate documents that prove the powers of representation; and

•     identity document with a photo of the legal representative.

Documents must be received by the Company, in full order, within four (4) days prior to the date of the Special Shareholders' Meeting, that is, by November 13, 2025 (inclusive), pursuant to article 27 of CVM Resolution no. 81/2022. Ballots received by the Company after this date will be disregarded.

Within three days from the date of receipt of the ballot, the Company will communicate the shareholder whether the documents sent are sufficient for the vote to be valid or of the need for rectification or supplementation, pursuant to CVM Resolution No. 81/2022.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

Shareholders who choose to exercise their right to vote at a distance may (a) fill out and send the voting form to the Company, or (b) transmit the filling out instructions to qualified service providers, according to the guidelines below:

• Exercise of voting rights through service providers - Remote voting system

Shareholders who choose to exercise their voting rights remotely through service providers must transmit their voting instructions to their respective custody agents or through B3's Central Depository or, if the shares are in a book-entry environment, through the book-keeper, in compliance with the rules determined by the latter.

To this end, shareholders must contact their custody agents, access B3's Central Depository or contact the bookkeeping agent and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.

• Shareholder sending the ballot directly to the Company

The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: ri@copel.com.

Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to the address below.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

A digitalized copy of the ballot and the pertinent documentation should be sent to the following email address: ri@copel.com.